UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ICOP Digital, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
44930M203
(CUSIP Number)
January 29, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.     ☐ Rule 13d-1(b)

b.     ☑ Rule 13d-1(c)

c.     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44930M203

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000 (see Item 4)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		1,750,000 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,750,000 (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.0% (see Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	44930M203

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,750,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,750,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.0% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

CUSIP No.	44930M203

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,750,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,750,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.0% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Item 1.
     (a) Name of Issuer
ICOP Digital, Inc. (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices
16801 W. 116th Street
Lenexa, Kansas 66219

Item 2.
     (a) Name of Person Filing
     (b) Address of Principal Business Office or, if none, Residence
     (c) Citizenship
This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management LLC, a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.
     (d) Title of Class of Securities
Common stock, no par value per share, of the Issuer (the “Common Stock”)
     (e) CUSIP Number
44930M203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
     (a) and (b):
Immediately following the execution of the Securities Purchase Agreement with the Issuer on January 29, 2010 (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 29, 2010), each of the Reporting Persons may be deemed to beneficially own 1,750,000 shares of Common Stock, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 7.0% of the Common Stock, based on (1) 23,217,142 shares of Common Stock issued and outstanding on January 25, 2010, plus (2) 1,750,000 shares of Common Stock to be issued at the closing of such offering to Iroquois Master Fund Ltd. (“Iroquois Master Fund”). The foregoing excludes (I) 1,750,000 shares of Common Stock issuable upon exercise of the Series 1 Warrant to be issued at the closing of such offering to Iroquois Master Fund because the Series 1 Warrant is not exercisable until the six month and one day anniversary of the issuance date thereof (and the Series 1 Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Series 1 Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.9% of the Common Stock) and (II) 616,290 shares of Common Stock issuable upon exercise of the Series 2 Warrant to be issued at the closing of such offering to Iroquois Master Fund because the Series 2 Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Series 2 Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.9% of the Common Stock. Without such blocker provisions (and assuming the Series 1 Warrant is currently exercisable), each of the Reporting Persons may be deemed to beneficially own 4,116,290 shares of Common Stock.
     (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: 1,750,000.
(iii) Sole power to dispose or to direct the disposition of: 0.
(iv) Shared power to dispose or to direct the disposition of: 1,750,000.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: February 2, 2010

IROQUOIS CAPITAL MANAGEMENT LLC
By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe